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                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934

                                              Subject Company: Viant Corporation
                                                     Commission File No. 0-26303


         On April 5, 2002, Viant Corporation distributed the following document to employees related to the planned merger between Viant and a wholly owned subsidiary of divine, inc.:

                 DIVINE, INC. AND VIANT CORPORATION ANNOUNCEMENT
                           FREQUENTLY ASKED QUESTIONS

This document is intended to give you a closer look at divine and the strategic value the divine/Viant merger will afford both organizations. We hope that it will enhance your understanding of what is ahead for Viant, and assist in your interaction with clients.


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Q1. Why did Viant decide to sell the company? Were there other available options?

A1. Viant's goal has always been to be a high growth, long-term sustainable company providing the highest quality service to its clients. When we started six years ago we aspired to be leaders in our industry. We were pioneers, and were instrumental in creating and exploiting the demand that fueled our growth and the growth of our sector.

During the past 18 months demand for our services has softened. We have spent the past year redefining our strategy to focus on collaboration, and our sales strategy to focus on lead generation and a more proactive market stance. We are convinced that the platform we chose is an enduring one, and we believe that demand for solutions that leverage intellectual assets and collaboration is beginning to grow. Having learned important lessons in our brief history, we want to ensure that we are prepared to capture the market and be significant players in this new wave of business innovation and technology evolution.

The company has been involved in M&A activities from time to time; this is the natural course of business. We have talked about different scenarios - including acquiring complementary skills and assets to support our new strategy. Our leadership team and board of directors decided that the best approach to these activities would be to continue to run our business against the current plan, while also exploring potential strategic synergies.

divine approached Viant in late 2001 to consider a merger of the two companies. Together with our outside legal and financial advisors, we actively explored a potential combination with divine.

At the end of a very detailed and thorough process, our board of directors and leadership team concluded that the opportunity to merge with divine was the best approach to allow us to achieve our goals, keeping the interests of our stockholders, employees and clients in the forefront of our minds.

We were attracted to divine because they

         o Are a GOOD STRATEGIC FIT with Viant. They have an aggressive long-term vision, strong leadership and a global presence. Our goals are synergistic: to deliver industry insight-driven solutions leveraging collaboration/knowledge management expertise. divine's extended portfolio - professional services, software services and managed services - has been developed with the goal of being the most significant player in the extended enterprise space, a goal we share.

         o Are dedicated to providing the HIGHEST DEGREE OF CLIENT SERVICE possible. As the two firms are integrated, we should feel very comfortable and familiar with the emphasis divine places on client satisfaction.

         o Place a HIGH PRIORITY ON THEIR EMPLOYEES. Their core benefits package is excellent. Like all companies in our sector, they have been managing their



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                  programs carefully - but they are committed, as Viant is, to career development, learning, and work/life balance. They also recognized Viant's pioneering effort in creating a learning organization and they are very interested in incorporating our best practices. And, in prior acquisitions they have shown that they treat exiting employees fairly.

         o Have a LARGE, EXPERIENCED SALES ORGANIZATION - more than 400 employees - that is a powerful resource to help move the strategy forward.

Q2. What are the terms of the deal?

A2. Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Viant common stock and associated rights in exchange for approximately 200 million shares of divine Class A common stock. Based upon divine's closing price on April 4, 2002 the transaction would have an aggregate value of approximately $122 million, including the $24 million dividend to be paid to Viant stockholders of record prior to the closing. Viant Corporation stockholders are expected to receive 3.997 shares of divine Class A common stock in exchange for each share of Viant Corporation common stock.

It is important to understand that the merger announced today is not final until stockholders approve it. We expect this process to be completed within 120 days. In the meantime the two companies will continue to operate as independent entities. Once the merger is approved and the transaction is closed, the operational integration will begin.

As we all know, cultural integration is at the heart of any successful merger activity, and particularly so in professional services. We are pursuing these topics in a spirit of open communication, with mutual cooperation and respect.

Q3. When is the deal expected to close?

A3. The deal must be reviewed by the Securities and Exchange Commission (SEC), and must be approved by stockholders and the Federal Trade Commission (FTC). We will be preparing and filing several documents with the SEC and the Federal Trade Commission. Additionally, we will need to make HSR filings with the FTC and Department of Justice. And, special stockholder meetings will be held by both Viant and divine so that stockholders may vote on the agreement and merger. We hope to have completed all of these activities within 120 days.

Q4. Why was divine interested in Viant?

A4. There are many reasons divine found this merger to be attractive. In addition to our synergistic focus and market fit based on target audience and type of solutions, some of the key reasons include:

         o GEOGRAPHIC EXPANSION. divine's professional services organization is concentrated in the Midwest, with offices spread worldwide. It is very important to divine that we have both a Northeast and a West Coast presence. We expect the combination of our teams will give the company significantly stronger and wider reach.

         o CLIENT BASE. Both companies focus on the development of substantial long-term relationships with global companies. The Viant client base matches well


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                  with divine's client base and the consolidated client list is a powerful differentiator for divine.

         o INDUSTRY EXPERIENCE. Viant's experience in media and entertainment, pharmaceutical and healthcare, financial services and consumer products extends divine's industry roster and range.

         o INSIGHT DRIVEN, FULLY INTEGRATED MULTI-DISCIPLINARY APPROACH TO CONSULTING. Both companies believe that a multi-disciplinary approach is important to clients and is a market differentiator. Viant's expertise in business planning, digital strategy and change management consulting especially augments and extends divine's capabilities.

         o COMPANY AND BRAND REPUTATION. Viant's reputation for excellence and for the quality of its people, together with our platform, prompted divine to initiate our conversations.

         o STRONG BALANCE SHEET. Our solid cash position and well-managed financials are also attractive to divine

Q5. How will the merger benefit Viant?

A5. The merger affords our company a number of benefits. Viant's market strategy fits with the divine vision; in combination, the companies have a better opportunity to reach their mutual goals.

         o BROADER OFFERING. divine's technologies and services complement Viant's offerings and further drive customer value, productivity and loyalty.

         o SCALE. divine provides an extensive global sales channel and a sophisticated professional service organization that can expand Viant's services capabilities.

         o STRONG MANAGEMENT TEAM. divine brings tremendous management and technical expertise in the disciplines necessary for developing, selling and supporting a complete and integrated enterprise solution. divine's Chairman and Chief Executive Officer Andrew "Flip" Filipowski, Chief Operating Officer Paul Humenansky, Chief Financial Officer Michael Cullinane and other divine managers have worked together for many years, building the world's 10th largest IT infrastructure software and services company, with more than $1 billion in revenue -- PLATINUM technology, inc. Among their accomplishments: more than 70 acquisitions.

         o STABILITY. divine has cash resources to support its operations, as well as currency, in the form of its common stock, to support its acquisition strategy. Our combined balance sheet will be considered similarly strong.

Q6. How do I respond to calls from clients, prospects or partners?

A6. We expect that, through our communications, our clients, prospects and partners will perceive the merger to be a very positive development. They will have continued access to the skills and services of the Viant team, and in the future will have the added strength of a company with a host of additional products, resources and services.


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In the interim, you will want to explain that the two companies remain independent until the close of the transaction. Reassure clients that all commitments made prior to the merger will be honored.

Our business development and client relationship teams, along with Bruce, Bob and Mia, will be making personal calls to our clients to openly communicate regarding the benefits of the merger.

Please refrain from any written communication with clients, prospects or partners about the pending deal, other than with content provided specifically for this purpose by Carol Trager.

If upon reviewing the FAQ you have further questions please send them directly to Carol, and/or call her immediately.

Q7. How is this news being communicated to the outside world?

A7. This morning we announced the agreement with divine via a press release. Outreach to key influencers, such as reporters, editors and analysts, will begin immediately. In addition, emails and letters are being sent to clients, prospects, partners and vendors to inform them of the agreement. Over the next few days Viant and divine leaders will coordinate with the sales team to speak with clients, prospects and partners in person in order to address any concerns or issues. Moving forward, we will keep all of these lines of communication open, in order to convey how our combined company provides client, stockholder and employee value.

Q8. Who do we contact if there are questions from analysts or the media?

A8. Please do not respond to calls directly from analysts or media; direct them as follows.

Media inquiries: Susan Burke, 773.394.6746 or Anne Schmitt, 773.394.6827 at divine, or Carol Trager at Viant, 617.531.3784.

Industry analyst inquiries: Ann Fellman at divine, 773.394.6784; Dwayne Nesmith at Viant, 617.531.3754.

Financial analysts, investor and stockholder inquiries: Brenda Lee Johnson at divine, 773.394.6873 and Dwayne Nesmith at Viant, 617.531.3754.

Q9. Will any Viant locations change?

A9. As of now there are no plans to withdraw from any cities where Viant has a presence today, and there may be opportunities to consolidate office space where both Viant and divine have offices today. These opportunities will be pursued as part of the integration planning process. In addition, divine maintains offices in Chicago, Dallas, Atlanta and San Francisco, so some of our employees working remotely will be locating to those spaces.


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Q10. What will happen to our benefit plans?

A10. For now, you will continue with your existing benefits, payroll and vacation plans. We will provide you with more detailed information on changes and actions you may need to take regarding Viant's transition to divine benefit plans.

Based on our initial review of each company's benefit plans we believe you will see that divine's benefits are as good as or better than Viant's existing plans. Also, for benefits that are based on length of service, rest assured that your start date with Viant will be used to determine length of service.

Q11. Will our salary freeze be lifted?

A11. There are no current plans to raise the salary freeze. We are still an independent company, and our plan is the same: to get closer to profitability before lifting the freeze.

Q12. Does divine have a stock purchase program? Do they have performance awards that involve stock?

A12. Yes. We will have more details on their plans and programs in the next few weeks.

Q13. Are my Viant options being transferred, and on what basis?

A13. All vested and unvested Viant stock options outstanding at the time of closing will be assumed by divine and each option will be converted into approximately 4.86 options of divine Class A Common Stock.

Q14. What if I want to be considered for a role other than the one I am in right now?

A14. Over the next several weeks we will be talking about the divine organization and how our existing roles map to it. Following this process there will be opportunities to discuss next steps with your People Cultivator.

Q15. How is divine organized?

A15. divine has three main business units, called spheres: the Professional Services Organization (PSO); Software Services (SSO); and Managed Services
(MSO). All administrative and sales functions are managed centrally.

Within PSO there are three primary global solutions areas: Knowledge Management, Outreach, and Value Chain. The current total staff of PSO makes up 1/3 of divine employees; the organization generates approximately 23% of the company's revenue. Most Viant staff will become part of the Knowledge Management or Outreach groups. There have been some initial discussions about the integration process and details of the PSO structure, but most decisions will be made during the integration process.

Q16. What happened to Viant's "organic growth" strategy?

A16. We strongly believe that organic growth was appropriate for Viant in phase one of the company -- the Internet Evangelism phase, when demand was unlimited and there was a fairly level playing field for companies entering the "digital business services" space. However, with our new platform and in light of changes in demand and in the overall business environment, scale is critical. We had the option to attempt to scale


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independently or to pursue a partnership that offers unique synergies as well as the scale we believe is required for success. We chose to be acquired by divine. We wouldn't have entered into just any agreement. We believe that this one is uniquely suited to our situation, and to helping Viant achieve its longer-term goals.

Q17. How will Viant and divine work together during the transition period?

A17. We are actively communicating with a number of representatives from divine. Next week we will announce an integration team, which will include functional leaders from both organizations. This team, which will be headed by Di Hall from Viant and Tammy O'Brien from divine, will work closely and collaboratively on the integration and will regularly communicate their progress and key milestones.

Q18. What does the integration project involve?

A18. Before any decisions can be made, the two companies must come to know the other's operations well. We will be examining all functional areas of both companies and determining how we can work best together to maximize revenues and minimize operating expenses.

Q19. When will I hear more about the integration and transition?

A19. We are committed to open and timely communication. As mentioned, we will establish an Integration Team. Moving forward you can expect to receive regular communications from the team - expect to hear about topics such as benefits, getting paid, staffing, training, and more. Additionally, our SLT will continue to share key information.

Q20. What if I have more questions about integration?

A20. An email box has been established to allow you to ask questions throughout the integration process. The address is INTEGRATION@VIANT.COM. Answers to questions of general interest will most likely be included in the integration updates. Any individual questions will be addressed one-on-one as soon as possible.

In addition, we will hold an office road show with both Viant and divine leadership. The schedule will be developed and announced next week and will allow you more time to think and to ask questions directly of the leaders. You will also have the option to ask questions anonymously.

                                 **************

ADDITIONAL INFORMATION

DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND divine AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED


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TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS
FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT divine, VIANT AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this document.

divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and divine's proxy statement/prospectus, which was filed with the SEC on September 17, 2001. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of divine and Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included and/or incorporated by reference in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Page: divine or Viant by making your request to the respective contacts listed at the beginning of this document.

IMPORTANT NOTICE

The statements contained in this document that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of risks, uncertainties and other factors that could cause divine's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur


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unanticipated costs of integration; divine's ability to execute its integrated
Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, divine undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this document.


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